EXHIBIT NO. 99.(j) 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 2-54607 on Form N-1A of our reports each dated October 16, 2024, relating to the financial statements and financial highlights of MFS Mid Cap Growth Fund and MFS U.S. Government Money Market Fund, each a series of MFS Series Trust IV, appearing on Form N-CSR of MFS Series Trust IV for the year ended August 31, 2024, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm(s) and Financial Statements” and Appendix M – "Recipients of Non-Public Portfolio Holdings on an Ongoing Basis" in the Statement of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Boston, Massachusetts

December 24, 2024